Benchmark Electronics, Inc. 3000 Technology Drive Angleton, TX 77515 Main Telephone 979-849-6550 FAX 979-848-5294

March 29, 2010

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Maryse Mills-Apenteng, Special Counsel

Re:	Benchmark Electronics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 23, 2010
File No. 001-10560

Dear Ms. Mills-Apenteng:

The following information and comments are provided in response to your letter dated March 29, 2010 (the “Comment Letter”) to Benchmark Electronics, Inc. (the “Company”). Referring to specific points communicated to the Company in the Comment Letter, we hereby submit the following responses on behalf of the Company.

Proposal Number Two: Approve Adoption of the Benchmark Electronics, Inc. 2010 Omnibus Incentive Compensation Plan, page 29

1.
Please disclose whether you presently have any plans to make grants under the plan or whether such grants are determinable. If you have a present intent to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A. If you do not have a present intent to make any specific grants, please provide a representation to that effect.

Response: The Company has not yet made any plans to make any specific grants or awards under the Benchmark Electronics, Inc. 2010 Omnibus Plan (2010 Plan). The Company will add the following disclosure to “PROPOSAL 2: APPROVE ADOPTION OF THE BENCHMARK ELECTRONICS, INC. 2010 OMNIBUS INCENTIVE COMPENSATION PLAN”:

“The Company currently does not have any plans to make any specific grants under the 2010 Plan.”

In connection with our responses, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you have any questions or further comments, please contact me at (979) 848-5204.

Sincerely,

Benchmark Electronics, Inc.

By: /s/Cary T. Fu

Cary T. Fu
Chief Executive Officer

Cc:	Donald F. Adam, Chief Financial Officer, Benchmark Electronics, Inc.
Kenneth S. Barrow, General Counsel, Benchmark Electronics, Inc.
Cravath, Swaine & Moore LLP